Exhibit 99.1

PRESS RELEASE

New York and Stockholm — 26 May, 2010

MILLICOM INTERNATIONAL CELLULAR S.A.

NEW CHAIRMAN OF THE BOARD ELECTED

New York and Stockholm, 26 May 2010 — Millicom International Cellular S.A. (“Millicom”) (Nasdaq Stock Market: MICC and Stockholmsbörsen: MIC) today announces that, at a meeting of the Board of Directors following the AGM on 25 May 2010, Mr. Allen Sangines-Krause was elected Chairman and Mr. Daniel Johannesson was elected Vice Chairman of the Board, in accordance with the proposals of the Nominations Committee. Mr. Michel Massart was elected Chairman of the Audit Committee.

Mr. Allen Sangines-Krause, Chairman of the Board, said: “On behalf of the Board and management team of Millicom, I would like to thank Mr. Daniel Johannesson for his six years of service as Chairman of the Board, during which time the business has become a major force in emerging markets mobile telecoms.  I am delighted that he is continuing to contribute to the oversight of the Company as a Non-Executive Board member and Vice Chairman and I will value his support and wealth of experience, together with that of my other fellow Board members, as I take on the Chairmanship of Millicom as the business moves into its next phase of growth.”

CONTACTS

Allen Sangines-Krause	Telephone: +352 27 759 327
Chairman of the Board of Directors

Peregrine Riviere	Telephone: +352 691 750 098
Head of External Communications

Emily Hunt	Telephone: +44 7879 426358
Investor Relations

Visit our website at www.millicom.com

About Millicom

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 266 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.